Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE UPDATES REVENUE GUIDANCE FOR Q3 FY2011

Ottawa, Canada, November 8, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that following cash conservation measures adopted by its largest customer it expects that some of its revenue previously anticipated in its third quarter will now be delayed, and it is as a result revising its revenue guidance for its third quarter ending November 30, 2010 to US$ 27 million.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release, including the estimate of revenue for the third quarter of fiscal year 2011 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

•  DragonWave’s expectations regarding the network deployment plans and near term equipment requirements of its existing and new customers;

•  DragonWave’s expectations regarding the volume and timing of anticipated order activity; and

•  DragonWave’s estimation of production and ship dates for shipments expected prior to the end of the quarter.

Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.

Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave’s Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

•  DragonWave relies on a small number of customers for a large percentage of its revenue.

•  DragonWave’s growth is dependent on the development and growth of the market for high-capacity wireless communications services.

•  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

•  DragonWave relies on its suppliers to supply components for its products and DragonWave is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

•  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

•  DragonWave’s success depends on its ability to develop new products and enhance existing products.

•  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

•  DragonWave’s quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

•  DragonWave has a lengthy and variable sales cycle.

DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024